

■ PITCH VIDEO   ■ INVESTOR PANEL

INVEST IN **SASH GROUP, INC.**

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Sash is more than a product. It's a lifestyle, a community, and the future of handbags.

LEAD INVESTOR   ⌃

Brian Smith

"I fell in love with Sash the minute I felt the first lambskin bag, and after spending an hour or two with Nichole and recognizing her talents. As a Sash mentor/Director for six years I have watched the Sash bag growth mimic the growing stages of UGG. The bag that Nichole invented out of personal frustration has proven to be the accessory of choice for thousands of consumers worldwide, with a majority of customers having bought more than one bag. Even though she has accumulated $14 million in sales, she has not scratched the surface of the potential market for her Patented bag which I like to think will be the "fanny pack" craze of the next decade. Nichole has that rare combination of analytical thinking and understanding of production and operational issues combined with a natural gift of marketing; her understanding of Social Media, has helped her build a formidable tribe of over 70,000 true believers and evangelists of the Sash products. Her team building skills have been tested and proven effective. With this fundraising, Sash will put itself on the same UGG trajectory, that set up several years of profitability and growth and made it such an attractive acquisition target, which Nichole estimates will be in two to four years."

Invested $5,000 this round

Learn about Lead Investors

thesashbag.com San Diego CA





Retail Main Street Ecommerce Female Founder B2C

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. We have a patented product that serves a direct market need and have already made $14M in revenue.
2. Our current challenge is limited resources preventing us from meeting the demand of our customers.
3. Our product is highly coveted with a community of 70,000 fans creating a demand for production.
4. We are backed by Ugg Founder, Brian Smith, who firmly believes Sash is the next Ugg.
5. We have our marketing down to a science, and a loyal customer base, giving us reliable projections.
6. We have a skilled and tested manufacturing partner ready to scale his and our business with funding.
7. Plainly stated: We know how to sell a lot of Sash bags.

Our Team



Nichole MacDonald Founder and CEO

• Over $1.8M raised on Kickstarter • Resilience Award and Trailblazer Award from National Association of Women Business Owners • 2018 Person of the Year, San Diego City Beat Magazine • Proud mom of two humans and two fur babies

The Sash design came to me after a meltdown I had while digging for something in my purse, navigating my way through a theme park with my five-year-old son. In that moment I asked myself, "Why?" Why do we do this? Why do we carry around pounds of junk on our shoulders? The very next day, I stopped asking why and started creating something better.



Ana'yah Amani Shipping Manager



Kara Mayfield Operations and Customer Service Manager

SEE MORE

Welcome to Sash, the handbag industry's game changer.







16th century

18th century

Early 20th century

1930s – 1940s

1950s

1960s

1970s

1980s

1990s

2000s & onward

The handbag
industry went
without innovation
for centuries.

Handbags have historically been pretty much the same. A container for things to go into, with a strap or handle. Over time, various designs have emerged offering different straps such as cross-body, and additional organization and pockets inside the purse. But ultimately one thing remains the same: All your stuff is lumped into one spot and a burden to carry around.

Meanwhile, women have been meme-level annoyed with them.


THE ARCHAEOLOGY OF A PURSE
TOP LAYER OF OLD RECEIPTS & TISSUES
MEZOZOIC LIPBALM
CALCIFIED MINT SEDIMENT
FOSSILISED TAMPONS
ANCIENT COOKIE CRUMB DEPOSITS
CAR KEYS- BELIEVED TO DATE FROM PALEOZOIC ERA.
COULD BE THE LOST CITY OF ATLANTIS, FOR ALL WE KNOW...
VIA FUNNYMEME.COM
FOUR eyes BY GEMMA CORRELL 2014

If you are someone who carries a purse, you know exactly what we're talking about. We schlep these purses around on our shoulders, walking lopsided half the time. We spend way too much time digging in them. They bounce around on our hips and cut into our necks. It's really silly when you think about it!

If you do not carry a purse, let me walk you through a scenario... You probably have a computer bag or briefcase, right? Imagine taking that bag everywhere you went. Not just to meetings where it is useful, but into the grocery store, to the farmer's market, for a walk on the beach, to your nephew's second birthday party.

How long would you do that before you wanted to chuck that thing off a bridge?

Now you know how we feel.

Until the Sash Bag exploded onto the scene!

Over 150,000 Units Sold

Over 150,000 Units Sold


garcelle
Liked by vanessaellewilde and 12,565 others
garcelle Casual Tuesday
View all 197 comments
essence_says
vanessaellewilde Great bag!! Looks so good on you
evamarcille
Liked by sashbag and 29,698 others
evamarcille Today's meeting went well with #Evine some fabulous stuff on the way with the home coll
#EvaMarcille #EvaMarcilleHomeCollection #Home
#HomeDecor #RHOA #Fashion
charity.grace
24,408 likes
charity.grace I think everyone may assume that I dress city like myself but the truth is I'm just lucky they make adult sizes in all her favorites
gotogirlfriend
1,225 likes
gotogirlfriend It's #GIVEAWAY time tonight on @extra with @tanikaray! Tune in for your chance to win these Weekend Getaway Must-Haves: @sashbag
@katvondbeauty @impressmanicure! #extratv
#fashion #extraextra
veenacrownholm
Santa Monica Boardwalk
Liked by sashbag and 2,654 others
veenacrownholm Lazy Saturdaze
#wellnesswithveena... more

When Sash launched, it quickly caught the eye of women who were looking for a better way to have the things they need at their fingertips. Completely unlike anything on the market, the unique design has transformed the way women move throughout life.

Introducing Sash...

The handbag deconstructed.


Easy adjustable strap
to accomodate
different heights
Rear pockets with zipper
to keep important items
safe and secure
Built-In Wallet
for your credit
cards & cash
Large front
pockets for quick
& easy access
Unique design keeps
essential items close to your
body, without bulking

We basically took a purse and blew it apart. No lumping things together in one pile. It makes you wonder... Why didn't anyone think of this before? Well, thank goodness we did, because it's pretty amazing.

A patented, ergonomic, 10-pocket design.

 

The Sash bag has a series of 10 pockets that stack up the front and back, evenly distributing the weight of the contents. It fits all the same typical items a woman would store in her purse, but the ergonomic design makes it feel light as air.





Watch on YouTube

The intelligent, patented design is what has women fall in love with the bag, but the company culture, caring customer service, and built-in community is what has them stay.





Our Sash Community

Database

- 119,424 contacts
- 54,445 subscribers
- 36% email open rate

Social

- 68,264 FB followers
- 13,892 IG followers
- Daily reach: 19,833

VIP Group

- 7,628 members
- 75.6% engagement

Membership

- 88 members
- Cost: $500-$1,000 annually

Our Sash Squad is fierce. This community started as individual strangers who fell in love with a product that changed their life, and turned into a community of real-life friendships. Sash meetups are a common thing where Sash lovers will get together for adventures. People who met in our VIP group communicate outside of the group regularly and travel to other parts of the country and the

world to visit with each other.

We attribute this to a combination of things. One, the Sash bag naturally attracts people who are adventurous and like to be out and about doing things (hence the need for a comfortable bag that holds all their stuff). Secondly, the bag provides a level of freedom that shifts a person's "being" (their inner experience). Suddenly, with a new sense of lightness, they start looking at things differently and wondering where else in their life they are carrying around unnecessary weight. They feel freer and this is the magic of the Sash bag. This shift in awareness creates a bond that has Sash customers relating to each other and wanting to share experiences.

It wasn't an intentional strategy, rather something that was naturally born out of the growth of the company.



The history of Sash









2013	2014	2015
• Set up manufacturing • Small production runs • Attended industry tradeshows	• Launched market and festival strategy (direct to consumer)	• Continued market and festival strategy (direct to consumer)
Revenue: $129K	Revenue: $352K	Revenue: $305K

We spent the first few years hitting the pavement and selling Sash bags. This strategy was two fold: Get the product out there on people's bodies, and find out who our customer is.

After nearly three years of schlepping booth supplies around in our cars, setting up early in the mornings, talking to anyone who would listen, and selling one bag at a time, we learned everything we needed to know about our customer.

We knew what other brands she likes, what questions she'll ask, what color she'll buy first, and what color she'll back and buy next. We learned which people will try and haggle a deal and who will just fork over their money and say, "I'll take five." We got to the point where we could see a Sash customer from a mile away. We know what she's going to pick up first, what questions she is going to ask, and how much money she will spend.

The history of Sash


Campaign
FAQ
Updates
Comments
Community
PLAY
Sash Bags: The Anti-Purse
$81,737




Campaign
FAQ
Updates
Comments
Community
sash EXPANDABLE
PLAY
minutes!
Expandable Sash Bags: The Anti-Purse just got extra!
$1,019,486

2016

- 1st Kickstarter campaign
- Raised $81K on KS
- Expanded production
- Launched online marketing

Revenue: $1.2M

2017

- Facebook marketing
- Public relations
- Pre-order strategy
- Created Sash VIP group

Revenue: $2.8M

2018

- 2nd Kickstarter campaign
- Raised $1.2M on KS
- Expanded product line
- Started live sales

Revenue: $3M

The next step was to take allllll of that information and turn it into a marketing campaign online. Because we knew exactly who we were looking for online and what message to deliver, it simply took mastering the nuances of Facebook advertising and this strategy took us to multi-million dollars practically overnight.

The history of Sash





2019

- Live sale revenue reaches nearly $1M
- Launched wholesale program
- Launched affiliate program

Revenue: $3.3M

2020

- Factory shutdown due to COVID
- Slow factory ramp-up
- No new inventory in 2020
- Pre-order sales only

Revenue: $2M

2021-22

- Factory at 95% capacity
- Raise $1M in cash
- Set up rolling monthly production
- Live sales + FB marketing
- Re-launch wholesale
- Grow affiliate program

Throughout the last few years we have grown and pivoted our online strategy to cope with the ever changing climate online. Facebook changes stuff, we change stuff. Algorithms make it harder to reach people, we turn to live video. We've successfully navigated our way through the trends and ups and downs of online marketing, building and engaging our community along the way.

Then the pandemic hit, and our factory shut down. The domino effect of that has impacted our business tremendously, so we turned back to our creative roots, offering pre-order campaigns, and utilizing live sales to bring different products to our customers while we waited for things to "get back to normal".

Now the factory is back up to full capacity and this campaign (and your investment) is what will get us back on track and growing again with rolling production. We know our customers are ready for more bags!

We surveyed
500 customers...

How many bags do they own?

- 17.2% owned just one bag
- 29.4% owned 2 or 3
- 17.4% owned more than 5
- 3.7% owned **more than 20**

Do they want more?

- 42.9% said "Yes"
- 47.8% said "If something catches my eye"
- Only 3% said "No"



A real customer's collection

You may wonder what has our customers purchasing so many bags and still wanting more. We do attribute some of the magic to our community spirit, but

the bottom line is that the Sash bag is a life changing product.

What happens is a person will move all their necessities over from their purse to the Sash bag, and then once the Sash bag is worn, that person never wants to go back to a purse. Because the Sash is so comfortable, going back to the bulky purse that was pulling on their shoulder is just not an option.

In addition to having a customer base that want to keep growing their collection, we have only scratched the surface of reaching all of our target customers. We often have to pull back on our marketing because we don't have enough inventory to meet demand and we know new customers aren't as likely to wait for a pre-order.

The challenge

- Our revenue is directly tied to our inventory levels
- Our inventory has to be paid for up front
- The cashflow has limited our revenue potential

Monthly Website Revenue:


= New Inventory
$750,000.00
$500,000.00
$250,000.00
$0.00
2015-10
2015-12
2016-02
2016-04
2016-06
2016-08
2016-10
2016-12
2017-02
2017-04
2017-06
2017-08
2017-10
2017-12
2018-02
2018-04
2018-06
2018-08
2018-10
2018-12
2019-02
2019-04
2019-06
2019-08
2019-10
2019-12
2020-02
2020-04
2020-06
2020-08

Simply put, we need more cash for inventory. Every time we get inventory in, our sales skyrocket, as you can see above. You know the old saying, "You can't sell what you don't have." And we have tried! But pre-orders will only take us so far.

The opportunity

- Raise $1M to create Letter of Credit
- Even out cash flow
- Begin rolling monthly production to maintain healthy inventory levels
- Meet the demand of our customers and would-be customers who see "pre-order" and "sold out" messages on our website now



Our plan with this campaign is to set up a letter of credit with our factory that will allow us to place four consecutive purchase orders. This will set us up to start receiving inventory every month, which will have us in a nice marketing and sale flow versus starting and stopping, which also creates a lot of unpredictability for our manufacturer. Rolling production keeps our factory happy, our customers happy, and our investors happy. Win/win/win. We have multiple fundraising activities happening to ensure we set up the company with a new "once and for all" foundation of production capital.

About The Founder Nichole MacDonald



- 20 years experince in marketing
- 18 years experience in product development
- Entrepreneur for 13 years
- Trailblazer Award from National Association of Women Business Owners
- Resilience Award from National Association



- of Women Business Owners
- 2018 Person of the Year: City Beat Magazine
- Proud mom of two humans and two fur babies





The company was founded and has been led by Nichole MacDonald, a veteran entrepreneur and product designer with a strong background in marketing and communications.

Nichole is joined by an incredibly talented team of advisors, including Ugg founder, Brian Smith, and AdAstra founders Silvia Mah and Vidya Dinamani, as well as a small and mighty staff of employees who run the day-to-day operations of the company.

We plan to hire a COO when the WeFunder campaign completes to support our growth strategy.

Meet Your Lead Investor Brian Smith, Ugg Founder



- Founder of Ugg, one of the largest brands in the world, now bringing in $1.8B in annual revenue
- Decades of experience in business and manufacturing
- International speaker and icon
- Published author of "The Birth of a Brand"
- Long-time shareholder of Sash Group Inc.
- Entrepreneur community pillar
- Wicked surfer and golfer





Brian has been involved with Sash bags since 2015, when he met Nichole during a particularly challenging time in manufacturing. Recognizing that the challenges were familiar to a company he had once grown and sold (you might have heard of it, it's called Ugg) he jumped in to help steer the company toward manufacturing wins.

Nichole and Brian have since forged a partnership that has taken them all over the world and through all kinds of ups and downs, with one goal in mind: Make Sash as successful as it can be.

Brian is a sought-after speaker, consultant, and business advisor who has focused the majority of his time on Sash. He represents the WeFunder community as the Lead Investor and brings all the experience of helping to shape the company with him.

_____

Short Term Debt Explained

To address our short term debt figure of $901,721: We have relied on Kickstarter and pre-order strategies to fund production. When bags are in production and not yet delivered to customers, **that income sits on the balance sheet as a liability**. Until the product is actually in the hands of the customer, we cannot consider it income, thus it is not included in the revenue numbers that you see in our financial statements.

The majority of that "Short Term Debt" figure is actually **pre-order (deferred) revenue** that will be eventually moved over to income. If, for example, we had delivered those products before January 1, 2021, that income would have made us profitable in 2020 instead of carrying a net loss.

This is all part of why we want to stop taking pre-orders. It muddies up the financials. When I reached out to my contacts at WeFunder to fix this figure, they explained that in the eyes of the SEC, all liabilities are lumped together as one. There's apparently nothing I can do to change that but I wanted to make sure everyone knew the reality behind that figure. Soon enough, it'll be moved over to the profit and loss statement as income and no longer on the balance sheet as a liability.